Exhibit 99.1

Rail Vision Secures Japanese Patent for AI-Powered Railway Obstacle Detection System

Ra’anana, Israel, June 24, 2024 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, today announced that it has received a notice of allowance from the Japan Patent Office for its innovative AI-based railway obstacle detection system. This achievement marks a significant milestone in Rail Vision’s global expansion strategy, reinforcing its commitment to enhancing railway safety across the world.

The patented technology integrates advanced electro-optical imaging with artificial intelligence to detect obstacles on railways, significantly mitigating the risk of collisions and enhancing the safety of rail operations.

Key features of the patent include:

Advanced Electro-Optical Imaging: Employs single spectrum or multispectral imaging to capture detailed visuals of the train’s path and surroundings. Electro optic sensors are used to survey and monitor railway scenes in real time.

AI-Driven Image Processing: Utilizes deep learning and convolutional neural networks to accurately identify the railway path and detect potential obstacles. Image processing is applied to distinguish living creatures in the image frame from man-made objects based on temperature of the body and object.

Enhanced Safety Measures: Designed to substantially reduce collision risks, thereby boosting the safety and efficiency of rail transport.

Shahar Hania, CEO of Rail Vision, stated, “Securing this patent in Japan is a testament to Rail Vision’s dedication to pioneering railway safety technologies. We believe that our AI-driven obstacle detection system represents a crucial advancement in ensuring real-time identification and assessment of obstacles, which is essential for preventing accidents and promoting operational efficiency. We are excited about the opportunities this patent opens for us in the Japanese market.”

For additional information regarding the MainLine and ShuntingYard products, please contact: investors@railvision.io

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its belief that its AI-driven obstacle detection system represents a crucial advancement in ensuring real-time identification and assessment of obstacles, which is essential for preventing accidents and promoting operational efficiency and the opportunities this patent opens for the Company in the Japanese market. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations
Michal Efraty
investors@railvision.io